Medifirst Solutions, Inc.
4400 N. Federal Hwy
Suite 54
Boca Raton FL 33431

March 15, 2012

Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Amendment No. 1 toRegistration Statement on Form S-1
Filed On March 15, 2012
File No.  333-178825

Dear Mr. Webb:

We have reviewed your letter of  March 23, 2012. Included herewith is Amendment No. 2 to our registration statement in Form S-1.

We are responding to your comments in the order in which they appeared in your letter.

General

1.           We have amended  the registration statement  to increase the offering price to $0.10 per share and paid the additional filing fee.

2.           We have amended the registration statement throughout as requested by this comment.

3.            We have amended the registration statement  by adding a section entitled INFORMATION TO BE PROVIDED IN THE EVENT OF ANY ACQUSITIONS OR BUSINESS COMBINATION TRANSACTIONS on page 17.

Medifirst Solutions, Inc., page iii

4.            Revisions have been made in response to this comment on page iii.

Prospectus Summary, page 1

5.            We have made amendments in response to this comment.

Our Financial Situation, page 1.

6.            The amendments in response to this comment appears on page 1, under the subheading “Our Financial Situation”, in the second and third paragraphs.

7.            We have removed the reference to market price as noted in the last l two sentences in the last paragraph in this section.

Our Offering, Page 1

8.            Amendments have been made in response to this comment on page 1.

Risk Factors, Page 3

9.           We have added a risk factor, We Face the Potential for Competition from Better Financed Competitors  on page 3 which is in response to your comment.

10.          We have added additional disclosure in response to this comment in the risk factor, The use of electronic cigarettes may pose health risks as great as, or greater than, regular tobacco products on page 4.

We will rely on others for production of our products, page 4

11.          We have made the amendments called for by this comment.

There are risks associated with the use of social media….., page 4

12.          We have made the amendments called for by this comment.

Selling Shareholders, page 7

13.          We have added footnote (6) which was inadvertently omitted in the previous amendment.

Convenience Store, page 14

14.          We have made the amendments called for by this comment.

Medical Directory, page 15

15.          We have made the corrections necessitated by this comment on page 15 in the third paragraph under “Medical Directory”.

Florida Health Community Advertising Agency, page 15

16.          We have made amendments in response to this comment.

The Market, page 16

17.          We have made amendments in response to this comment.

Management’s Discussion and Analysis or Plan of Operation, page 17

18.          We have removed the reference to FHC advertising agency division bein a profit center in response to this comment.

Recent Sales of Unregistered Securities, page II-2

19.          We believe the amendments we have made in response to this comment are adequate to address this comment.  We are not clear as to why you believe there may be integration issues since all of the transactions are covered by either Section 4 (2) or Rule 701. There were no transaction  listed which could be characterized as “public offerings” for which there may be integration with a contemporaneous  or near contemporaneous  “private” offering.

Signatures, page II-5

20.          The additional signature requirement has been added.

Very truly yours,

/s/ Bruce Schoengood

President and Chief Executive Officer